Exhibit 99.2

From: Bryan P. Stevenson

Date: April 17, 2013

Re: U.S. Auto Parts Network, Inc. – Stock Option Exchange Program Proposal

U.S. Auto Colleagues,

Our equity award programs are designed to reward you for your contributions and commitment to our company’s success, and to provide a potential ownership stake in our company’s future. As you know, despite our work during the past fiscal year, our stock price has declined. Presently, almost all of our outstanding stock options are “underwater”, meaning the exercise price of those options is greater than our current stock price.

In response, we have proposed and our Board of Directors has approved, subject to stockholder approval, a one-time stock option exchange program. If approved by our stockholders, the company would formally begin a tender offer that would allow each eligible employee to elect to exchange his or her then-outstanding vested and unvested stock options with an exercise price per share above $4.00 for new stock option awards covering a lesser number of shares of our common stock at a ratio of 3.5:1; that is, each 3.5 eligible options will be exchanged for a new option to purchase one share of common stock. The new options will have an exercise price at least equal to the fair market value of our common stock on the date of grant of the new option and will vest 25% at the first anniversary of the date of the grant of the new option and in 36 equal installments thereafter. For example, if an eligible employee tenders a stock option covering 35,000 shares with an exercise price equal to $5.00 per share, the employee would receive a new option covering 10,000 shares that would have an exercise price at least equal to the fair market value of our common stock on the date of grant of the new option. Eligible employees will be provided at least 20 business days to decide whether to elect or not to tender his or her options in the exchange program.

The preliminary proxy statement we filed today with the U.S. Securities and Exchange Commission describes the proposed option exchange program in greater detail. Stockholders will vote on this proposal at our 2013 Annual Meeting of Stockholders. It is important to note that we will only offer the exchange program if it is approved by our stockholders; if it is not approved, existing stock options will remain in effect according to their current terms. If the exchange program is approved, and absent extenuating or unexpected circumstances, we expect to commence a tender offer to conduct the exchange offer soon after the Annual Meeting.

For your reference, a copy of the preliminary proxy statement is available at www.sec.gov or at the investor relations page at www.usautoparts.net. We will not be providing any additional information regarding the proposed option exchange program until such time as the stockholders vote at the Annual Meeting. However, should you have any questions about the information contained in this memorandum, please direct such questions to Bryan P. Stevenson, VP, General Counsel – bstevenson@usautoparts.com.

We believe that this exchange program, if it proceeds, will provide eligible employees with meaningful choices related to their long-term equity awards.

Best Regards,

Bryan P. Stevenson

VP, General Counsel

Note: If we proceed with the exchange program, at the time the program begins, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. Employees who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the U.S. Securities and Exchange Commission (SEC) as part of a tender offer statement upon its commencement. Our stockholders will be able to obtain these written materials and other documents, once filed by the company with the SEC, free of charge at www.sec.gov. Eligible holders of the company’s stock options may obtain a written copy of the tender offer documents, when available and free of charge, by contacting our Corporate Secretary at 16941 Keegan Avenue, Carson, California 90746, or through the Company’s website at www.usautoparts.net.